Exhibit 3.20

BYLAWS

OF IDF, INC

ARTICLE I
Shareholders’ Meetings

The annual meeting of shareholders shall be held at a place designated by the Board of Directors or, if the Board of Directors does not designate a place, theft at a place designated by the Secretary or, if the Secretary does not designate a place, at the Corporation’s registered office. Annual meetings shall be held at 10:00 a m on the 30th day of January, in each year if not a Saturday, Sunday or legal holiday, and if a Saturday, Sunday or legal holiday, then on the next day not a Saturday, Sunday or legal holiday.

ARTICLE II
Directors

A.            The Board of Directors shall consist of not less than one (1) nor more than nine (9) members. Warren P Lesser, Thomas A. Edwards, Pamela S Whitehead and Gary R. Whitehead shall be selected as the four (4) directors, and as long as they shall then own stock in the corporation, and the parties agree that all shares of the corporation shall be voted in such manner to effect such elections.

B.            A regular meeting of the board of directors shall be held without notice immediately following the annual meeting of shareholders and at the same place.

ARTICLE III
Officers

A.            The officers of the corporation shall be a president, vice president/treasurer, and secretary who shall be elected annually at the regular meeting of the board of directors held after the annual meeting of shareholders, and who shall hold office only so long as they are satisfactory to the board of directors.

B.            The president shall be the principal executive officer of the corporation to put into effect the decisions of the board of directors. Subject to such decisions, he or she shall supervise and control the business and affairs of the corporation. The president shall preside at meetings of the shareholders and directors and shall also sign stock certificates on behalf of the corporation.

C.            Subject to any specific assignments of duties made by the board of directors, the secretary and treasurer shall act under the direction of the president. The secretary shall prepare and keep minutes of the meetings of the shareholders and the directors and shall have general change of the stock records of the corporation. The secretary shall also sign stock certificates on behalf of the corporation. The treasurer shall have custody of the funds of the corporation and keep its financial records.

ARTICLE IV
Miscellaneous

The board of directors may authorize any officer or agent to enter into any contract or to execute any instrument for the corporation. Such authority may be general or be confined to specific instances.

CERTIFICATE

It is hereby certified that on this 28th day of March, 1997, Board of Directors of IDF, Inc , adopted the foregoing Bylaws by unanimous action

/s/ Warren R. Lesser
Warrant R. Lesser, Director

/s/ Thomas A. Edwards
Thomas A. Edwards, Director

/s/ Pamela S,. Whitehead
Pamela S. Whitehead, Director

/s/ Gary R. Whitehead
Gary R. Whitehead, Director

CERTIFICATE

The undersigned, as Secretary of Spectrabrace, LTD, a Kentucky corporation (“Company’), does hereby certify that the foregoing bylaws are the true, correct and complete bylaws of the Company and such bylaws were duly adopted and have not been amended or rescinded.

/s/ Rowena G. Warner	/s/ Irvin D. Foley
Witness	Irwin D. Foley, Secretary